November 17, 2006

Ms. Kathleen Collins
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ms. Collins:

As we have discussed, attached for your review is a draft of selected portions of our Form 10-QSB for the periods ended September 30, 2006, and for Forms 10-QSB thereafter. This reflects the revisions and clarifications which we have discussed. Please let me know if you have any questions or comments.

Thank you for your assistance.

Sincerely,

/s/ Jeffrey A. Tischler

Jeffrey A. Tischler
Executive Vice President and Chief Financial Officer

ACIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Acies Corporation ("Acies") have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in Acies' Annual Report filed with the SEC on Form 10-KSB/A for the year ended March 31, 2006. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the year ended March 31, 2006 as reported in the 10-KSB/A have been omitted. Our fiscal year ends on March 31. References to a fiscal year refer to the calendar year in which such fiscal year ends.

Revenue recognition. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Substantially all of Acies’ revenue is derived from providing credit and debit card processing services, and it is recognized when the services are rendered. When a merchant has a business transaction for processing (e.g., purchases of goods or services for which payments are accepted using credit or debit cards), the amount that is discounted from the transaction amount prior to the merchant receiving net proceeds is the amount that Acies recognizes as revenue. Revenue is recognized on a gross basis (i.e., prior to deducting expenses paid to third parties for outsourced processing and settlement services), with such determination based on Acies’ review and interpretation of current accounting promulgations, including but not limited to Emerging Issues Task Force Memorandum 99-19 (“EITF 99-19”). The indicators of gross revenue reporting which led to our determination included, but were not limited to, the extent to which Acies has latitude in establishing price, credit risk and discretion in supplier selection.

EXCERPT FROM MD&A

OVERVIEW

Acies Corporation ("Acies"), through its wholly owned subsidiary Acies, Inc., is engaged in the business of providing payment processing solutions to small and medium size merchants across the United States. Through contractual relationships with third parties to whom we outsource the providing of certain services, Acies is able to offer complete solutions for payment processing, whereby we consult with merchants to best determine their hardware and software needs; provide transaction authorization, settlement and clearing services; perform merchant acceptance and underwriting functions; program, deploy and install traditional and next-generation point-of-sale (POS) terminals; assist in the detection of fraudulent transactions; and provide customer and technical support and service on an on-going basis. We are a registered member service provider of JP Morgan Chase Bank and a Strategic Partner of Chase Paymentech Solutions, LLC.

Acies' payment processing services enable merchants to process Credit, Debit, Electronic Benefit Transfer (EBT), Check Conversion, and Gift & Loyalty transactions. Our card processing services enable merchants to accept traditional card-present transactions, including "swipe" and contactless transactions, as well as card-not-present transactions made by Internet or by mail, fax or telephone.

We outsource certain services to third parties, including the receipt and settlement of funds. In addition, we outsource for a fee certain underwriting and acceptance functions, effectively insuring against risk for entire processed transaction amounts relating to merchant fraud (while retaining the risk related to the fees representing our revenue stream and associated costs) . By doing so, we intend to maintain an efficient operating structure which allows us to expand our operations without having to significantly increase fixed costs or retain certain risks associated with acceptance and underwriting of merchant accounts.

We derive the majority of our revenues from fee income related to transaction processing, which is primarily comprised of a percentage of the dollar amount of each transaction processed, as well as a flat fee per transaction. In the event that we have outsourced any of the services provided in the transaction, we remit a portion of the fee income to the third parties that have provided such outsourced services.

We market and sell our services primarily through an indirect sales channel, i.e., through independent sales agents and organizations. In addition, we market services through our direct channel, which is comprised of a limited in-house sales team.

Our cost of revenues is comprised principally of interchange and association fees which are paid to the card-issuing bank and card association, and fees paid to third parties that have provided outsourced services. The fees paid are based upon fixed pricing schedules (certain detailed costs are fixed on a per transaction and/or event basis, while others are fixed as a percentage of the dollar volume of the transaction), which are subject to periodic revision, and are without regard to the pricing charged to the merchant. Fee structures with third parties providing outsourced services are reviewed, renegotiated and/or revised on a periodic basis, and are based on mutually agreed-to expectations relating to, for instance, new business volume placed within specified periods which, if not met, would result in additional charges to be paid by Acies.

Although Acies initiates and maintains the primary relationships with the merchants whose transaction processing results in our revenues, including generally having control over pricing and retaining risk as it relates to the fees comprising our revenue stream, merchants do not have written contracts with Acies, and instead have contractual agreements with the third-party processor (e.g., Chase Paymentech) to whom Acies outsources, and relies on to perform, certain services on our behalf.

Our fiscal year ends on March 31. References to a fiscal year refer to the calendar year in which such fiscal year ends.

Our principal executive offices are located at 14 Wall Street, Suite 1620, New York, NY 10005 and our telephone number is (800) 361-5540. We are incorporated in the State of Nevada.

EXCERPT FROM MD&A

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principals generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of any contingent assets and liabilities. On an on-going basis, we evaluate our estimates. We base our estimates on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

Revenue recognition. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Substantially all of Acies’ revenue is derived from providing credit and debit card processing services, and it is recognized when the services are rendered. When a merchant has a business transaction for processing (e.g., purchases of goods or services for which payments are accepted using credit or debit cards), the amount that is discounted from the transaction amount prior to the merchant receiving net proceeds is the amount that Acies recognizes as revenue. Revenue is recognized on a gross basis (i.e., prior to deducting expenses paid to third parties for outsourced processing and settlement services), with such determination based on Acies’ review and interpretation of current accounting promulgations, including but not limited to Emerging Issues Task Force Memorandum 99-19 (“EITF 99-19”). The indicators of gross revenue reporting which led to our determination included, but were not limited to, the extent to which Acies has latitude in establishing price, credit risk and discretion in supplier selection.